FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2003

HOLMES FINANCING (No 6) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	359,589	23,929,065
Replenishment	16,661	1,251,473
Repurchased	(6,830)	(503,960)
Redemptions	(8,803)	(765,395)
Losses	(14)	(13)
Capitalised Interest	0	1,688
Other Movements	0	(1)
Carried Forward	360,603	23,912,857

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	587,243	41,862,190
Repurchased	(155,235)	(10,821,501)
Redemptions	(186,331)	(13,535,756)
Losses	(265)	(644)
Capitalised Interest	0	9,355
Other Movements	0	(1)
Carried Forward	360,603	23,912,857

	Period CPR	Annualised CPR	
1 Month	5.31%	83.86%	**(including
			redemptions
3 Month	16.41%	85.18%	and
12 Month	61.74%	61.74%	repurchases)

** The annualised CPR's are expressed as a percentage of the
   outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	34.76	months
Weighted Average Loan size	£66,313.53	
Weighted Average LTV	76.42%	*** (see below)
Weighted Average Remaining Term	18.87	Years


Holmes Financing No 6 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 July 2003 to 08 August 2003


All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	9,844,923	41.17%
Fixed Rate	4,670,181	19.53%
Tracker Rate	9,397,753	39.30%
	23,912,857	100.00%

As at 8th August 2003 approximately 7% of the loans were flexible loans

Mortgage Standard Variable Rate

Effective Date	Rate
01 August 2003	5.54%
01 March 2003	5.79%
01 November 2002	5.94%

Geographic Analysis

Region	Number	£000's	%
East Anglia	14,072	850,739	3.56%
East Midlands	19,147	1,075,575	4.50%
Greater London	62,051	5,317,158	22.24%
North	15,193	732,073	3.06%
North West	41,693	2,143,421	8.96%
Scotland	18,048	962,478	4.02%
South East	95,206	7,517,072	31.44%
South West	28,181	1,828,430	7.65%
Wales	18,334	899,809	3.76%
West Midlands	24,747	1,396,042	5.84%
Yorkshire and Humberside	22,899	1,126,275	4.71%
Unknown	1,032	63,785	0.27%
Total	360,603	23,912,857	100.00%

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	7,187	291,467	1.22%
25.01 - 50.00	44,089	2,398,464	10.03%
50.01 - 75.00	102,983	7,326,293	30.64%
75.01 - 80.00	19,467	1,425,618	5.96%
80.01 - 85.00	25,175	1,902,497	7.96%
85.01 - 90.00	53,420	4,109,540	17.19%
90.01 - 95.00	108,282	6,458,978	27.01%
Total	360,603	23,912,857	100.00%

*** The balance is the current outstanding balance on the account
 including accrued interest. The LTV is that at origination and
 excludes any capitalised high loan to value fees, valuation fees
 or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	350,310	23,296,333	(3,179)	97.44%
1.00 - 1.99 months	6,333	376,381	2,912	1.57%
2.00 - 2.99 months	1,785	108,893	1,531	0.46%
3.00 - 3.99 months	800	47,953	991	0.20%
4.00 - 4.99 months	470	27,128	745	0.11%
5.00 - 5.99 months	279	15,810	506	0.07%
6.00 -11.99 months	506	29,138	1,406	0.12%
12 months and over	54	2,577	278	0.01%
Properties in Possession	66	3,217	237	0.01%
Total	360,603	23,907,430	5,427	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,956,658	8,972,407
Replenishment of Assets	0	1,251,473
Acquisition by Funding	0	0
Distribution of Principal Receipts	(896,621)	(372,735)
Allocation of Losses	(9)	(4)
Share of Capitalised Interest	1,055	633
Payment Re Capitalised Interest	(1,055)	1,055
Balance Carried Forward	14,060,028	9,852,829

Carried Forward Percentage	58.79694%	41.20306%

Minimum Seller Share	956,514	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	1,080,671
Additional Amounts Accumulated	896,630
Payment of Notes	(1,080,646)
Carried Forward	896,655

Target Balance	896,646	payable on 15th October 2003

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/07/03	0.4620%
Quarter to 15/04/03	0.6113%
Quarter to 15/01/03	0.5960%
Quarter to 15/10/02	0.5892%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/07/2003	£229,932,855.00	£56,890,739.99
Required Amount as at 15/07/2003	£350,000,000.00	£160,929,823.00
Percentage of Notes	1.63%	0.40%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	62	3,035
Repossessed in Period	25	1,675
Sold in Period	(21)	(1,493)
Carried Forward	66	3,217

	Cumulative	
	Number	£000's
Repossessed to date	351	17,413
Sold to date	(285)	(14,196)
Carried Forward	66	3,217

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,107	

MIG Claim Status

	Number	£000's
MIG Claims made	158	1,163
MIG Claims outstanding	0	0

Average time claim to payment	35

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger

The Seller has not suffered an Insolvency Event

The Seller is still the Servicer

The Outstanding Principal balance is in excess of £21 billion

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
03Q3	-	-	-	-	-	-	-
03Q4	-	176	-	191	-	481	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 21 August, 2003   **By / s / Natalie Weedon**
                                               (Authorised Signatory)